

02003478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KORY ASSOCIATES, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4041 PICARDY DRIVE
(No. and Street)

NORTHBROOK IL 60062
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY AZRILIANT 212-869-8223
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

36 WEST 44th ST NEW YORK NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD KORY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KORY ASSOCIATES, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

RONALD KORY
General Partner

Title

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KORY ASSOCIATES, L.P.
(A Limited Partnership)

Audited Financial Statements

For the Year Ended December 31, 2001

SIDNEY W. AZRILIANT, CPA, P.C.

I N D E X

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 6, 2002

Independent Auditor's Report

The Partners
KORY ASSOCIATES, L.P.

We have audited the accompanying statement of financial condition of KORY ASSOCIATES, L.P. as of December 31, 2001 and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KORY ASSOCIATES, L.P. as of December 31, 2001, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.



EXHIBIT A

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Due from broker	$2,502,882
Securities at market value (Notes 1 & 2)	1,389,411
Preferred Stock - not marketable	15,000
Dividend receivable	100
TOTAL ASSETS	$3,907,393

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Securities sold but not yet purchased (Note 2)	$1,077,551
Accrued pension payable	35,000
TOTAL LIABILITIES	1,112,551
Partners' Capital Accounts	2,794,842
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$3,907,393

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Gross Income	
Net security dealer trading income - marked to market	$1,616,636
Interest and Dividend income	56,083
Clearance adjustments	17,660
Total Gross Income (Loss)	$1,690,379
Expenses	
Rent	$ 18,180
Insurance	1,043
Interest on Margin accounts	3,270
Miscellaneous expenses	26,669
Professional fees	21,055
Taxes	2,888
Pension expense	35,000
Brokerage and clearance charges	53,142
Regulatory fees	1,500
Total Expenses	162,747
NET INCOME	**$1,527,632**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - January 1, 2001	$2,329,210
Net Income (Exhibit B)	1,527,632
Withdrawal by partners	(1,062,000)
BALANCE - DECEMBER 31, 2001	**$2,794,842**

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2001

	Increase To Cash	Decrease To Cash	
Cash increase from operations (Exhibit B)			$1,527,632
Adjustments to reconcile net income to net cash by Operating activities:			-0-
Net cash provided by operations			1,527,632
Net change in assets & liabilities for year:			
1. Decrease in securities at market value	$ 687,927		
2. Increase in accrued dividends receivable		$ 100	
3. Decrease in securities sold but not yet purchased		411,482	
4. Increase due from broker		746,977	
5. Increased accrued pension	5,000		
	$ 692,927	$1,158,559	(465,632)
Cash flows from investing activities:			
Cash flows from financing activities:			
Net withdrawals by partners (Exhibit C)			(1,062,000)
NET CASH CHANGE			-0-

Supplemental disclosure of cash flow information.
Interest expense was $3,270.

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2001

FUNDS APPLIED	
Net income for year	$1,527,632
Net withdrawals by partners	(1,062,000)
TOTAL FUNDS ADDED	$ 465,632

NET INCREASE IN WORKING CAPITAL
FROM OPERATING ACTIVITIES

	Increase	Decrease
1. Decrease in securities at market value		$ 687,927
2. Increase in accrued interest & dividend receivable	$ 100	
3. Decrease in securities sold but not yet purchased	$ 411,482	
4. Increase due from broker	746,977	
5. Increase in cash from Operations	1,062,000	
6. Increase accrued pension		5,000
	$2,220,559	692,927
	692,927	
NET INCREASE FROM OPERATING ACTIVITIES	1,527,632	
NET DECREASE FROM FINANCING ACTIVITIES		
Net withdrawals by partners	(1,062,000)	
NET INCREASE IN WORKING CAPITAL FOR YEAR	**$ 465,632**	

The accompanying notes are an integral part of these financial statements.

KORY ASSOCIATES, L.P.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

The Limited Partnership is an Operating Broker Dealer and is a market maker in options and securities.

1. Securities transactions of the Partnership are recorded on a trade date basis.

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

The indirect method was used for preparing the statement of cash flow.

2. Securities Owned and Securities Sold But Not Yet purchased. Marketable securities owned and sold but not yet purchased consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$1,389,411	$1,077,551
Non-marketable pfd stocks	15,000	
Total	$1,404,411	$1,077,511

3. Income Taxes
Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

KORY ASSOCIATES, L.P.

Computation of Net Capital

at December 31, 2001

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets	$2,794,842
Less: Non-allowable assets preferred stock	15,000
Net Capital before Haircuts on Security Positions	2,779,842
Less: Haircuts on long and short securities	302,168
NET CAPITAL PER PART IIA, Page 11	**$2,477,674**

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER		SEC FILE NO	
KORY ASSOCIATES LP	[13]	8-39149	[14]
		FIRM ID NO	[15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
4041 PICARDY DRIVE	[20]	10/1/2001	[24]
(No. and Street)		AND ENDING (MM/DD/YY)	
NORTHBROOK [21] (City) IL [22] (State) 60062 (Zip Code)	[23]	12/31/2001	[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)---Telephone No.	
SIDNEY AZRILIANT	[30]	212/869-8220	[31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2001 [99]
SEC FILE NO. 8-39149 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 0	200			$ 0	750
2. Receivables from brokers or dealers:							
A. Clearance account		2,502,882	295				
B. Other		100	300	$ 0	550	2,502,982	810
3. Receivables from non-customers		0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities		0	418				
B. Debt securities		0	419				
C. Options		0	420				
D. Other securities		1,389,411	424				
E. Spot commodities		0	430			1,389,411	850
5. Securities and/or other investments not readily marketable:							
A. At cost	$ 0 [130]						
B. At estimated fair value		0	440	15,000	610	15,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		0	460	0	630	0	880
A. Exempted securities	$ 0 [150]						
B. Other securities	$ 0 [160]						
7. Secured demand notes: market value of collateral:		0	470	0	640	0	890
A. Exempted securities	$ 0 [170]						
B. Other securities	$ 0 [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ 0 [190]						
B. Owned, at cost		**		0	650		
C. Contributed for use of the company, at market value				0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated parterships		0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		0	490	0	680	0	920
11. Other assets		0	535	0	735	0	930
12. TOTAL ASSETS		$ 3,892,393	540	$ 15,000	740	$ 3,907,393	940

BROKER OR DEALER: KORY ASSOCIATES LP [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2001 [99]

SEC FILE NO. 8-39149 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total

** Fill in memberships owned at cost. Exclude CBT and CME memberships.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable			$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:								
A. Clearence account			0	1114	0	1315	0	1560
B. Other			0	1115	0	1305	0	1540
15. Payable to non customers:			0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value					1,077,551	1360	1,077,551	1620
17. Accounts payable, accrued liabilities, expenses and other			0	1205	35,000	1385	35,000	1685
18. Notes and mortgages payable:								
A. Unsecured			0	1210			0	1690
B. Secured			0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings					0	1400	0	1710
1. from outsiders	$ 0	970						
2. Includes equity subordination(15c3-1 (d)) of	$ 0	980						
B. Securities borrowings, at market value					0	1410	0	1720
from outsiders	$ 0	990						
C. Pursuant to secured demand note collateral agreements					0	1420	0	1730
1. from outsiders	$ 0	1000						
2. Includes equity subordination(15c3-1 (d)) of	$ 0	1010						
D. Exchange memberships contributed for use of company, at market value					0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes			0	1220	0	1440	0	1750
20. TOTAL LIABILITIES			0	1230	1,112,551	1450	1,112,551	1760

Ownership Equity

21. Sole proprietorship			0	1770
22. Partnership (limited partners)	2,794,842	1020	2,794,842	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total	
24.	TOTAL OWNERSHIP EQUITY			2,794,842	1800
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY			3,907,393	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	2,377,674	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	0	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit	$	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820			
				$	0	3830
19. Total aggregate indebtedness				$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	.00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)				%	.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	0	3880
24. Net capital requirement (greater of line 22 or 23)	$	0	3760
25. Excess net capital (line 10 less line 24)	$	0	3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	
KORY ASSOCIATES LP	For the period from 10/01/2001 [3932] to 12 /31/2001 [3933]
	Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 0	3935
b. Commissions on listed option transactions		0	3938
c. All other securities commissions		0	3939
d. Total securities commissions		0	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		431,292	3945
b. From all other trading		0	3949
c. Total gain (loss)		431,292	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit or (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		0	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		0	3975
8. Other revenue		0	3995
9. Total revenue		$ 431,292	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers		$ 0	4120
11. Other employee compensation and benefits		0	4115
12. Commissions paid to other broker-dealers		0	4140
13. Interest expense		0	4075
a. Includes interest on accounts subject to subordination agreements	0 [4070]		
14. Regulatory fees and expenses		750	4195
15. Other expenses		80,600	4100
16. Total expenses		$ 81,350	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)		$ 349,942	4210
18. Provision for Federal income taxes (for parent only)		0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		0	4222
a. After Federal income taxes of	$ 0 [4238]		
20. Extraordinary gains (losses)		0	4224
a. After Federal income taxes of	0 [4239]		
21. Cumulative effect of changes in accounting principles		0	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 349,942	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 110,290	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: KORY ASSOCIATES LP

For the period from 10/ 1/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	2,526,900	4240
A. Net income (loss)				349,942	4250
B. Additions (Includes non-conforming capital of	$ 0	4262		0	4260
C. Deductions (Includes non-conforming capital of	$ 82,000	4272		(82,000)	4270
2. Balance, end of period (From item 1800)			$	2,794,842	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	0	4300
A. Increases		0	4310
B. Decreases		0	4320
4. Balance, end of period (From item 3520)	$	0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm [4335]	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
0 [4600]	[4601]	Out [4602]	0 [4603]	[4604]	No [4605]
			$ 0 [4699*]		

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 6, 2002

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
KORY ASSOCIATES, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of KORY ASSOCIATES, L.P. for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries; and

2. The SIPC assessment for 2001 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KORY ASSOCIATES, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 6, 2002

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
KORY ASSOCIATES, L.P.

In planning and performing our audit of the consolidated financial statements of Kory Associates, L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

